

09059926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
110

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SEC FILE NUMBER
8-33543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008.**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LIGHTHOUSE SECURITIES, LTD.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

241 MAIN STREET
(No. and Street)

HARTFORD	**CT**	**06106**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STANLEY T. SADLAK **(860) 728-5594**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SASLOW LUFKIN & BUGGY, LLP
(Name – *if individual, state last, first, middle name*)

10 TOWER LANE	**AVON**	**CT**	**06001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

Affirmation

I, Stanley T. Sadlak, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Lighthouse Securities, LTD. (the Company) for the year ended December 31, 2008 and 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/18/09
Signature   Date

Stanley T. Sadlak
President

_____
Notary Public

Lighthouse Securities, LTD.
Independent Auditors' Report, Financial Statements and Supplemental Schedule
As of and for the Years Ended December 31, 2008 and 2007

Table of Contents

**Saslow
Lufkin &
Buggy, LLP**

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors and Shareholder of
  Lighthouse Securities, LTD.:

We have audited the accompanying statements of financial condition of Lighthouse Securities, LTD. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Securities, LTD. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 15, 2009

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

	2008	2007
Assets		
Cash and cash equivalents	$ **11,554**	$ 21,607
Total assets	$ **11,554**	$ 21,607

Liabilities and Shareholder's Equity

	2008	2007
Liabilities:		
Accrued expenses	$ **4,900**	$ 4,700
Accrued state income tax	**250**	250
Total liabilities	**5,150**	4,950
Shareholder's equity:		
Common stock, $1 par value, 5,000 shares authorized,		
1,000 shares issued and outstanding in 2008 and 2007	**1,000**	1,000
Paid-in capital	**126,170**	119,720
Accumulated deficit	**(120,766)**	(104,063)
Total shareholder's equity	**6,404**	16,657
Total liabilities and shareholder's equity	$ **11,554**	$ 21,607

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions and service fees	$ 52	$ 52
General and administrative expenses:		
Management fees	9,000	23,750
Professional fees	4,900	4,700
Registration fees	1,840	1,135
Insurance	514	514
Office supplies and expenses	276	207
Bad debt expense	-	1,250
Total general and administrative expenses	16,530	31,556
Loss from operations	(16,478)	(31,504)
Other income:		
Interest income	25	27
Other income	-	35,000
Total other income	25	35,027
(Loss) income before income taxes	(16,453)	3,523
Provision for income taxes	250	250
Net (loss) income	$ (16,703)	$ 3,273

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock		Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at January 1, 2007	1,000	$ 1,000	$ 117,120	$ (107,336)	$ 10,784
Capital contribution	-	-	2,600	-	2,600
Net income	-	-	-	3,273	3,273
Balance at December 31, 2007	1,000	1,000	119,720	(104,063)	16,657
Capital contribution	-	-	6,450	-	6,450
Net loss	-	-	-	(16,703)	(16,703)
Balance at December 31, 2008	1,000	$ 1,000	$ 126,170	$ (120,766)	$ 6,404

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss) income	$ (16,703)	$ 3,273
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	-	2,500
Accrued expenses	200	1,600
Net cash (used in) provided by operating activities	(16,503)	7,373
Cash flows from financing activities:		
Capital contribution from shareholder	6,450	2,600
Net cash provided by financing activities	6,450	2,600
Net (decrease) increase in cash and cash equivalents	(10,053)	9,973
Cash and cash equivalents at beginning of year	21,607	11,634
Cash and cash equivalents at end of year	$ 11,554	$ 21,607
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 250	$ 250

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 1 - General

Organization - Lighthouse Securities, LTD. (the Company) is a registered broker-dealer located in Hartford, Connecticut. The Company was formed in 1985 and is wholly owned by Stanley T. Sadlak, the President of Lighthouse Securities, LTD., and the STS Group, Inc., which provides services to the Company.

Description of Business - The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Federal Depository Insurance Corporation (FDIC) insures cash balances up to $100,000 per customer per bank. Effective October 3, 2008, the standard FDIC limit was increased to $250,000 per bank. In addition, FDIC coverage for balances in non-interest bearing transaction deposit accounts is unlimited if the bank elects to participate. The legislation that provides this increased coverage will expire on December 31, 2009. Amounts in excess of the FDIC limits are uninsured.

Accounts Receivable - The Company considers accounts receivable to be fully collectible and, accordingly, utilizes the direct write-off method to record bad debts.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109 (SFAS 109) *"Accounting for Income Taxes."* SFAS 109 requires the Company to account for income taxes under an asset and liability approach. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies (continued)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2008 and 2007, the Company had net capital of $6,404 and $16,657, respectively, with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .80 to 1 and .30 to 1 for December 31, 2008 and 2007, respectively.

Note 4 - Related Party Transactions

Stanley T. Sadlak is both president and owner of the Company and STS Group, Inc. STS Group, Inc. and its subsidiaries provide bookkeeping and management services to the Company. STS Group, Inc. also absorbs certain costs incurred by the Company in the normal course of business. Furthermore, Stanley T. Sadlak is paid a commission for sales of investment instruments to "house" clients. The following amounts have been paid to related parties as of December 31, 2008 and 2007:

	2008	2007
STS Group, Inc. and subsidiaries:		
Management fees and bookkeeping services	$ 9,000	$ 23,750

The Company charges a management fee for the use of STS Group, Inc.'s employees and facilities.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 5 - Income Taxes

At December 31, 2008, the Company has the following loss carryforwards to reduce federal and Connecticut state income in future years:

	Loss Carryforward		Deferred Tax Asset		Valuation Allowance	
Federal						
Expires 2009	$	6,537	$	981	$	(981)
Expires 2010		3,235		485		(485)
Expires 2011		2,559		384		(384)
Expires 2018		4,500		675		(675)
Expires 2019		10,509		1,576		(1,576)
Expires 2020		7,834		1,175		(1,175)
Expires 2021		15,369		3,055		(3,055)
Expires 2022		4,645		697		(697)
Expires 2023		5,143		771		(771)
Expires 2024		2,715		407		(407)
Expires 2025		3,695		554		(554)
Expires 2026		23,482		3,522		(3,522)
Expires 2028		16,703		2,505		(2,505)
Total Federal	$	106,926	$	16,787	$	(16,787)
Connecticut						
Expires 2021	$	11,596	$	870	$	(870)
Expires 2022		4,395		330		(330)
Expires 2023		4,893		367		(367)
Expires 2024		2,416		181		(181)
Expires 2025		3,445		258		(258)
Expires 2026		23,232		1,742		(1,742)
Expires 2028		16,453		1,234		(1,234)
Total Connecticut	$	66,430	$	4,982	$	(4,982)

The valuation allowance increased $3,118 in 2008 and decreased $755 in 2007.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 6 - Concentrations of Credit Risk

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to whom it grants credit and does not see this risk of loss as significant.

Note 7 - Other Income

During 2007, the Company received a one-time special payment of $35,000 from FINRA as a benefit of the consolidation of the National Association of Securities Dealers and the New York Stock Exchange Member Regulation.

Lighthouse Securities, LTD.
Computation of Net Capital and Aggregate Indebtedness Pursuant
To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 and 2007

	2008	2007
Net Capital:		
Shareholder's equity	$ 6,404	$ 16,657
Total net capital	6,404	16,657
Less net capital requirement [greater of $343 and $330 in 2008 and 2007, respectively (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 1,404	$ 11,657
Aggregate Indebtedness:		
Total liabilities	$ 5,150	$ 4,950
Aggregate indebtedness	$ 5,150	$ 4,950
Ratio of aggregate indebtedness to net capital	.80 to 1	.30 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2008 and 2007.

See independent auditors' report.

Saslow Lufkin & Buggy,LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Shareholder of
Lighthouse Securities, LTD.:

In planning and performing our audit of the financial statements of Lighthouse Securities, LTD. (the Company) for the year ended December 31, 2008, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.



Saslow Lufkin & Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 15, 2009

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